

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Sanjeev Mehra
Chief Executive Officer and Director
Periphas Capital Partnering Corp
667 Madison Avenue, 15th Floor
New York, NY 10065

> **Re: Periphas Capital Partnering Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 22, 2022**
> **File No. 001-39784**

Dear Sanjeev Mehra:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction